Exhibit 99.1 – Page 1 of 2

PL Capital, LLC

20 EAST JEFFERSON AVENUE
SUITE 22
NAPERVILLE, ILLINOIS 60540
TEL: (630) 848-1340
FAX: (630) 848-1342

466 SOUTHERN BOULEVARD
ADAMS BUILDING
CHATHAM, NJ 07928
TEL: (973) 360-1666
FAX: (973) 360-1720

November 14, 2006

Members of the Compensation Committee
State Bancorp Inc. Board of Directors
699 Hillside Avenue
New Hyde Park, NY 11040

Dear Sirs:

I read with interest the press release and Employment Agreement (the Agreement) of Mr. Thomas O'Brien, filed in a Form 8-K on November 7, 2006. As State Bancorp's second largest shareholder (behind the ESOP plan), we are pleased to see the State Bancorp Board handle the issue of Mr. Goldrick's succession by hiring Mr. O'Brien, a highly regarded banking executive. We are also pleased to see that Mr. O'Brien is primarily being compensated with stock and options rather than salary and bonus.

We have several comments after reading the Agreement:

- Although we have every expectation that State Bancorp will become a high-performing institution under Mr. O'Brien's leadership, we would have preferred to see a portion of the awards vest using performance criteria, rather than merely due to the passage of time.

- Based upon our reading of the Agreement, it also appears that the options do not expire within a reasonable period of time (say three to six months) after termination of employment (except for termination for cause), as is typical for option agreements. Instead, the options appear to remain outstanding for their full ten year term, regardless of whether Mr. O'Brien remains employed or not. This is not customary or reasonable and we assume it was an oversight in the drafting of the Agreement.

- We also noticed that the option and restricted stock awards effectively punish Mr. O'Brien if the stock price rises after the announcement of his hiring (i.e. our understanding of the Agreement is that the number of options and shares drop, and the option strike price rises, if the stock price rises in the days following the public announcement--similar arrangements usually allow the highly sought after executive to not be penalized by any post-announcement appreciation in the stock, by fixing the strike prices and share/option counts pre-announcement). While this is potentially less dilutive to shareholders, the Board of Directors should

Exhibit 99.1 – Page 2 of 2

PL Capital, LLC

recognize that Mr. O'Brien is foregoing potential upside created by his hiring (although at the date of this letter there has been no material change in the post announcement stock price).

With regard to these items, we recognize that the Agreement was struck as the result of arms length negotiation and we do not intend to ask that it be substantially revised. However, we feel very strongly that the option termination provisions should conform with customary option plan provisions (i.e. the options should terminate in a reasonable period, say three to six months, after termination of employment). I quickly scanned one of State Bancorp's existing option plans and it appeared to contain similar provisions to the one we are recommending.

We feel very strongly about this particular issue. In fact, we engaged in a lengthy legal battle over comparable option plan issues after we joined the board of directors of another bank (we objected to the existing directors having option plans with non-customary and unreasonable terms).

We hope Mr. O'Brien and the board finds our request to be reasonable and consistent with sound compensation, benefit and corporate governance principles, and that this one provision can be changed (or someone can point to another agreement, or provision in the Agreement, that obviates our recommendation).

Please feel free to call me with any questions at 973-360-1666. Please share this letter with Mr. O'Brien and the entire Board of Directors of State Bancorp. As required by securities regulations, this letter will be publicly filed the next time we amend our Schedule 13D.

Sincerely,

Richard Lashley
Principal

cc: Mr. Phillip Goldberg, Foley & Lardner



Exhibit 99.2 – Page 1 of 2

STATE BANK
of Long Island

Thomas F. Goldrick, Jr.
Chairman & Chief Executive Officer

December 11, 2006

Mr. Richard Lashley
Principal
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL 60540

Dear Mr. Lashley:

Thank you for your letter of November 14, 2006 addressed to the State Bancorp, Inc. Compensation Committee. The letter was shared with the full Board of Directors at its meeting held on November 21, 2006.

The Board was pleased to learn of your favorable reaction to the recently announced management succession plan which includes the appointment of Thomas O'Brien as President and Chief Operating Officer and CEO designate, to succeed Thomas Goldrick in January of 2008.

The Board appreciates your interest in the Company and your concern for its success, as well as your thoughtful comments on the employment contract with Mr. O'Brien. As you correctly note, the agreement provides a compensation package that focuses heavily on stock and options rather than salary and bonus. The goal of both the Board and Mr. O'Brien was to provide a heavily incented compensation package that very closely aligns his interests with those of company shareholders. In so doing, both sides were very ably represented by experienced counsel. The final agreement is the product of a full and fair arm's length negotiation. The Board is of the opinion that the structure of this employment agreement is uniquely suited to fulfill these goals and was pleased with Mr. O'Brien's evident expression of personal confidence in our company. It also is of the opinion that this agreement compares extremely favorably, from an investor perspective, with those found in other banking companies.

The option term was not a drafting oversight but instead is an integral component of the agreement that was negotiated. The absence of significant cash compensation for Mr. O'Brien throughout the 5 year term, the annual vesting schedule of the stock options and matters related to contract law are among the factors that weigh in favor of allowing any fully vested options to remain exercisable for the remaining term following a termination of employment for reasons other than cause in this particular case. The Board is of the view that this is reasonable under the circumstances. While a shorter expiration period is certainly typical in more traditional circumstances, we note that awards in those plans are provided as long term incentive compensation in addition to the recipient's current cash income and not in lieu thereof. The existing company option plan that you reference is designed for those more customary awards.

Two Jericho Plaza, Jericho, New York 11753 • (516) 465-2210 • Fax (516) 465-6700 • E-Mail: tgoldrick@statebankofli.com

Exhibit 99.2 – Page 2 of 2

Page Two
December 11, 2006
Mr. Richard Lashley

To your point about a portion of Mr. O'Brien's compensation being linked to a performance criteria, please note that the employment contract also provides for annual performance based incentive compensation.

You also note that highly sought after executives can often command equity compensation arrangements that price based on pre-announcement market prices so that the executive is not penalized by any post-announcement appreciation in the stock. The Board was deeply impressed that, from the beginning of discussions, Mr. O'Brien only sought a very transparent, "investor friendly" compensation package. The structure agreed to for Mr. O'Brien's equity compensation was designed to be responsive to current investor concern over so-called "spring-loaded" arrangements made immediately prior to the public announcement of material events. It is the Board's belief that this agreement fully comports with that worthy goal.

The Board welcomes dialogue with fellow shareholders. It is our hope that, upon reflection, you will understand the basis upon which these terms were negotiated. The Board has every confidence that the Company has secured the right person to become its next Chief Executive Officer. It can also assure its fellow shareholders that it will provide the resources necessary for him to succeed.

Thank you again for communicating with us.

Sincerely,

Thomas F. Goldrick, Jr.
Chairman and Chief Executive Officer

TFG:jc

